UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

INDEPENDENCE CONTRACT DRILLING, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415606

(CUSIP Number)

C. Alex Bahn

WilmerHale

2100 Pennsylvania Avenue, NW

Washington, DC 20037

202-663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

November 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,350,399 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,350,399 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,350,399 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
(1)

Includes (i) 1,701,000 shares of common stock beneficially owned, and (ii) 1,649,399 shares of common stock underlying the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”), assuming application of a 19.9% Restricted Ownership Percentage (as defined in this Schedule 13D). The Notes are currently convertible into shares of common stock at the option of the Reporting Persons at a conversion price of $4.51 per share.

(2)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 15,186,780 shares of the Issuer’s common stock outstanding as of November 15, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2024, and assuming conversion of the Notes beneficially owned by each of the respective Reporting Persons (subject to the Restricted Ownership Percentage).

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Credit Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 727,036 (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 727,036 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,036 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
(3)	Includes (i) 369,117 shares of common stock beneficially owned and (ii) 357,919 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD PCOF Partners LXXIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,974,055 (4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,974,055 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,055 (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
(4)	Includes (i) 1,002,229 shares of common stock beneficially owned and (ii) 971,826 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Private Credit Opportunity (NON-ECI) Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 649,307 (5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 649,307 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,307 (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
(5)	Includes (i) 329,654 shares of common stock beneficially owned and (ii) 319,653 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

Explanatory Note

This Amendment No. 12 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.01 per share (the “Shares”) of Independence Contract Drilling, Inc., a Delaware corporation (the “Issuer”) filed October 3, 2018, as amended by Amendment No. 1 filed December 15, 2020, Amendment No. 2 filed January 5, 2021, Amendment No. 3 filed June 9, 2021, Amendment No. 4 filed July 6, 2021, Amendment No. 5 filed March 23, 2022, Amendment No. 6 filed April 7, 2022, Amendment No. 7 filed December 22, 2022, Amendment No. 8 filed December 22, 2022, Amendment No. 9 filed February 14, 2023, Amendment No. 10 filed July 12, 2024, and Amendment No. 11 filed September 9, 2024 by the Reporting Persons (as amended, the “Schedule 13D”).

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 25, 2024, the Issuer, as borrower under the Notes, MSD PCOF Partners LXXIII, LLC (“MSD PCOF Partners”), MSD Private Credit Opportunity (NON-ECI) Fund, LLC (“MSD Private Credit Opportunity Fund”), MSD Credit Opportunity Master Fund, L.P. (“Master Fund”) and Glendon Opportunities Fund II, L.P. (“Glendon”), as lenders under the Notes, agreed to an accordion facility for an aggregate principal amount of $7,500,000 (the “Accordion Facility”) pursuant to the terms and conditions in the Convertible Note Subscription Agreement dated November 25, 2024 by and among the Issuer, MSD PCOF Partners, MSD Private Credit Opportunity Fund, Master Fund and Glendon (the “Subscription Agreement”). In connection with the Accordion Facility, as provided by the Subscription Agreement, MSD PCOF Partners purchased additional Notes (the “Accordion Notes”) in the principal amount of $2,213,919, MSD Private Credit Opportunity Fund purchased Accordion Notes in the principal amount of $728,203, and Master Fund purchased Accordion Notes in the principal amount of $815,378.

The source of funds to purchase the Accordion Notes was the working capital of each of MSD PCOF Partners, MSD Private Credit Opportunity Fund and Master Fund. The Reporting Persons and Glendon are not affiliates or acting as a “group” of beneficial owners in connection with the voting or disposition of the Shares, including the Shares underlying the Accordion Notes.

The foregoing description of the Subscription Agreement is qualified in its entirety by the full text of the Subscription Agreement included as Exhibit 99.2 hereto.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

MSD PCOF Partners, MSD Private Credit Opportunity Fund and Master Fund entered into the Accordion Facility and acquired the Accordion Notes pursuant to the Subscription Agreement in order to provide near-term liquidity to the Issuer, as previously contemplated in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2024, as filed with the Securities and Exchange Commission on November 19, 2024.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended as follows:

A.	MSD Partners, L.P.

(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 3,350,399 Shares, representing 19.9% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,350,399

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,350,399

B.	MSD Credit Opportunity Master Fund, L.P.

(a)	As of the date hereof, MSD Credit Opportunity Master Fund, L.P. beneficially owns, in aggregate, 727,036 Shares, representing 4.7% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 727,036

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 727,036

C.	MSD PCOF Partners LXXIII, LLC

(a)	As of the date hereof, MSD PCOF Partners LXXIII, LLC beneficially owns, in aggregate, 1,974,055 Shares, representing 12.2% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,974,055

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,974,055

D.	MSD Private Credit Opportunity (NON-ECI) Fund, LLC

(a)	As of the date hereof, MSD Private Credit Opportunity (NON-ECI) Fund, LLC beneficially owns, in aggregate, 649,307 Shares, representing 4.2% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 649,307

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 649,307

E.	MSD Partners (GP), LLC

(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 3,350,399 Shares, representing 19.9% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,350,399

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,350,399

F.	Gregg R. Lemkau

(a)	As of the date hereof, Gregg R. Lemkau beneficially owns, in aggregate, 3,350,399 Shares, representing 19.9% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,350,399

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,350,399

(1)

Includes shares of the Issuer’s common stock underlying the Notes held by the Reporting Persons, as specified on the cover pages of this Amendment, after application of the Restricted Ownership Percentage. The percentage used herein and in the rest of this Amendment is calculated based upon 15,186,780 shares of the Issuer’s common stock outstanding as of November 15, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2024, and assuming conversion of the Notes beneficially owned by each of the respective Reporting Persons (subject to the Restricted Ownership Percentage).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

The information in Items 3 and 4 is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated November 27, 2024

99.2	Convertible Note Subscription Agreement, dated as of November 25, 2024, by and among Independence Contract Drilling, Inc., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON- ECI) Fund, LLC, MSD Credit Opportunity Master Fund, L.P. and Glendon Opportunities Fund II, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 27, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory